

February 8, 2023

David Stybr
Chief Executive Officer
Livento Group, Inc.
17 State Street
New York, NY 10004

> **Re: Livento Group, Inc.**
> **Amendment No. 5 to Registration Statement on Form 10-12G**
> **Filed December 30, 2022**
> **File No. 000-56457**

Dear David Stybr:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G/A filed 12/30/22

General

1.   We note your current amendment does not include audited financial statements of the operating company for the fiscal years ended December 31, 2021 and 2020, as previously filed. Please revise to include a complete set of all required financial statements.

2.   We note your response to comment one from our letter dated December 22, 2022. However, your response and disclosure does not address how you accounted for the merger transaction in accordance with guidance in ASC 805. If the transaction was with entities under common control, please disclose that in your filing and footnotes to your financial statements and address accounting guidance in ASC 805-50.

3.   As noted in our comment 22 from our letter dated October 14, 2022, the financial statements presented in your MD&A for the quarterly periods ended September 30, 2022 and September 30, 2021 should match the financial statements presented in the back of your filing. Please revise accordingly.

4.   We note that your press release dated October 11, 2022 indicated that you own and intend to merge with EuroDot, Inc. Please revise the disclosure in your registration statement to reflect your relationship with EuroDot and to discuss your future plans.

Financial Statements for the Quarterly Periods Ended September 30, 2022, page 34

5.   We note your comparative periods in your balance sheet, statement of operations, and statement of cash flows appear to have few assets and almost no operations. Please revise or tell us why this is appropriate.

Statement of Changes in Equity, page 37

6.   Your statement of changes in equity as of September 30, 2022 only states "net change" versus describing what actually happened to change the balances. Please revise accordingly. Also, provide detailed footnote disclosure about each item of change including what issuances occurred, when they occurred, who received them, and the terms of the issuances.

Notes to Financial Statements, page 39

7.   We note based on your balance sheet on page 35 that long term investments are $9.9 million which represents over 43% of your total assets as of September 30, 2022. Please disclose in your financial statement footnotes what is recorded in long term investments. Your disclosure should be detailed and include names of investments, when you acquired the investments, and how you accounted for these investments.

8.   We note based on your balance sheet on page 35 that intangible assets are $12.4 million which represents over 43% of your total assets as of September 30, 2022. As requested in our comment 17 from our letter dated October 14, 2022 disclose in your financial statement footnotes what is recorded in intangible assets and your accounting policy regarding intangible assets. The disclosure should be specific and disclose how and when you acquired and/or developed the intangible assets and how you amortize them, including useful life.

David Stybr
Livento Group, Inc.
February 8, 2023
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments about the financial statements and related matters. Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Frank J. Hariton